August 4, 2017

VIA EDGAR

Lyn Shenk Branch Chief Office of Transportation and Leisure Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Terra Nitrogen Company, L.P.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 033-43007
Dear Mr. Shenk:
Terra Nitrogen Company, L.P. (the “Company”) is in receipt of the comment letter of the staff of the United States Securities and Exchange Commission (the “Staff”) dated July 31, 2017 (the “Comment Letter”) related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. As discussed with the Staff by telephone on August 4, 2017, the Company will respond to the comments in the Comment Letter no later than August 22, 2017.

Please do not hesitate to contact me at (847) 405-2509 if you have any questions.

Very truly yours,

TERRA NITROGEN COMPANY, L.P.

By:	TERRA NITROGEN GP INC.
Its:	General Partner

By:	/s/ Richard A. Hoker

Title:	Richard A. Hoker
Vice President and Corporate Controller of
Terra Nitrogen GP Inc.

cc:	W. Anthony Will, President and Chief Executive Officer
Dennis P. Kelleher, Senior Vice President and Chief Financial Officer
Douglas C. Barnard, Senior Vice President, General Counsel, and Secretary
Stephen T. Hajdukovic, Partner, KPMG LLP